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                  May 16, 2024

       Jason Alger
       Chief Financial Officer
       Health Catalyst, Inc.
       10897 South River Front Parkway #300
       South Jordan , UT 84095

                                                        Re: Health Catalyst,
Inc.
                                                            Form 10-K filed
February 22, 2024
                                                            Form 10-Q filed on
November 6, 2023
                                                            File No. 001-38993

       Dear Jason Alger:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                  Sincerely,


                  Division of Corporation Finance

                  Office of Technology